T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 1 | Alamos Gold Inc Alamos Gold Inc. Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823 Toronto, Ontario M5J 2T3 Telephone: (416) 368-9932 or 1 (866) 788-8801 All amounts are in United States dollars, unless otherwise stated. Alamos Reports Fourth Quarter and Year-End 2015 Results Toronto, Ontario (March 24, 2016) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported financial results for the quarter and year ended December 31, 2015 and reviewed its operating, exploration and development activities. “We produced 380,000 ounces of gold at all-in sustaining costs of $1,091 per ounce in 2015 meeting both our production and cost guidance and capping off a transformational year for Alamos,” said John A. McCluskey, President and Chief Executive Officer. “With the ongoing ramp up of production at Young-Davidson and cost improvements at Mulatos, we expect all-in sustaining costs to decrease more than 10% in 2016. We expect this trend to continue as we execute on our core strategy of growing production and lowering costs at both Young-Davidson and Mulatos, driving significant free cash flow growth in the years ahead,” Mr. McCluskey added. Fourth Quarter 2015 Highlights • Reported record quarterly production of 104,734 ounces of gold in the fourth quarter of 2015, including 44,694 ounces from Young-Davidson, 41,830 ounces from Mulatos and 18,210 ounces from El Chanate • Total cash costs in the fourth quarter were $780 per ounce of gold sold and all-in sustaining costs ("AISC") were $1,073 per ounce of gold sold • Sold 104,419 ounces of gold in the fourth quarter of 2015 at an average realized price of $1,109 per ounce, $3 per ounce above the average London PM Fix price, for revenues of $115.7 million • Recorded cash flow from operating activities before changes in working capital of $17.0 million, or $0.07 per share • Realized a quarterly net loss of $60.5 million, or $0.24 per share. This included several non-cash charges, including a $25.4 million write-down of El Chanate’s heap leach inventory ($17.8 million after-tax), a $17.6 million write-down of the Company’s 50% investment in the Orion exploration project, and a $5.1 million foreign exchange loss • Reported cash and cash equivalents and available-for-sale securities of $289.6 million as at December 31, 2015 • Increased underground mining rates to average a new record of 5,900 tonnes per day (“TPD”) at Young- Davidson, and over 6,000 tpd in December, consistent with the year-end target • Achieved a new record low in terms of unit mining costs at Young-Davidson of $27 (CAD$35) per tonne benefiting from a nine month hydro rebate of $2 per tonne (CAD$3) recorded in the fourth quarter • Issued 1.18 million common shares on a flow-through basis ("Flow-Through Shares") for gross proceeds of $3.6 million (CAD$5.0 million) Full Year 2015 Highlights: • Completed the merger between Former Alamos and AuRico on July 2, 2015 • Achieved production and cost guidance with production of 380,000 ounces of gold in 2015 (including Mulatos for the full year) at total cash costs of $766 per ounce and AISC of $1,091 per ounce of gold sold • Sold 309,468 ounces of gold (excluding Mulatos for the first 6 months of 2015) at an average realized price of $1,148 per ounce for revenues of $355.1 million

TRADING SYMBOL: TSX:AGI NYSE:AGI

- Realized a 2015 net loss of $508.9 million, or $2.62 per share. This included non-cash impairment charges of $429.4 million ($379.3 million after-tax) on Young Davidson, El Chanate, Kemess, and the Orion joint venture project. Additionally, $37.2 million ($26.0 million after-tax) of inventory net realizable value ("NRV") adjustments at El Chanate and Young Davidson were recorded. Merger and transaction costs of $20.0 million, and a $19.0 million foreign exchange loss are also included in net loss during the year
- Discovered new zones of mineralization at Cerro Pelon and La Yaqui

Subsequent to year-end:

- Released 2016 production guidance of 370,000 to 400,000 ounces of gold, with production growth from both Young-Davidson and Mulatos, at consolidated all-in sustaining costs of $975 per ounce, an 11% reduction from 2015
- Closed the acquisition of Carlisle Goldfields Limited ("Carlisle"), consolidating ownership of the Lynn Lake project for approximately $20.3 million
- Collected approximately $13.3 million of income tax receivables from the Mexican government
- Issued 1.28 million Flow-Through Shares for gross proceeds of $5.0 million (CAD$7.0 million)
- Entered into a $150 million credit facility with a syndicate of banks maturing February 29, 2020, amending the Company's previous credit facility

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three months ended		Year ended	
	December 31, 2015	December 31, 2014 [1]	December 31, 2015 [1]	December 31, 2014 [1]
Operating Results				
Gold production (ounces) [1]	104,734	99,083	380,000	364,532
Gold sales (ounces) [1]	104,419	97,049	382,772	362,566
Per Ounce Data				
Average spot gold price (London PM Fix)	$1,106	$1,201	$1,160	$1,266
Average realized gold price [4]	$1,109	$1,202	$1,148	$1,265
Total cash costs per ounce of gold sold [2]	$780	$746	$766	$779
All-in sustaining costs per ounce of gold sold [2]	$1,073	$1,125	$1,091	$1,195
Financial Results *(in millions)*				
Operating Revenues	$115.7	$70.5	$355.1	$288.3
Loss from operations	($55.5)	($112.7)	($492.6)	($148.7)
Net Loss	($60.5)	($108.2)	($508.9)	($169.6)
Operating cash flow before changes in non-cash working capital [2],[5]	$17.0	$27.6	$65.3	$88.6
Capital expenditures (sustaining) [2]	$19.0	$16.8	$68.2	$68.6
Capital expenditures (growth) [2],[3]	$21.7	$24.6	$94.9	$120.2
Share Data				
Loss per share (basic and diluted)	($0.24)	($0.86)	($2.62)	($1.35)
Weighted average outstanding shares (basic and diluted) (000's)	255,858	125,972	194,121	125,590
Financial Position *(in millions)*				
Cash and cash equivalents	$282.9	$89.0	$282.9	$89.0
Total debt and equipment financing obligations	$320.3	$314.4	$320.3	$314.4

(1) The financial results from Mulatos are included in Alamos' consolidated financial statements for the period subsequent to July 2, 2015. Gold production and gold sales from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the three and twelve months ended December 31, 2015 were 41,830 ounces (2014 - 42,500) and 140,330 ounces (2014 - 140,500), respectively. Gold sales for the three months and year ended December 31, 2015 were 44,135 ounces (2014 - 38,400) and 147,035 ounces (2014 - 134,600), respectively.

(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and in the associated Management's Discussion and Analysis for a description and calculation of these measures.

(3) Includes capitalized exploration.

(4) Average realized price for the year ended December 31, 2015 includes Mulatos sales from July 2, 2015 onward. Ounces sold at Mulatos for the first six-months of 2015 were at an average realized price of $1,211. Including Mulatos sales for the full 2015 year, the average realized price is $1,160 per ounce.

(5) Cash flow from operating activities for 2014 and 2013 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 24 of the consolidated financial statements for the year ended December 31, 2015.

	Three months ended		Year ended	
	December 31, 2015	December 31, 2014 [1]	December 31, 2015 [1]	December 31, 2014 [1]
Gold production (ounces)				
Young-Davidson	44,694	40,945	160,358	156,753
Mulatos [1]	41,830	42,500	140,330	140,500
El Chanate	18,210	15,638	79,312	67,279
Total cash costs per ounce of gold sold [2]				
Young-Davidson	$617	$719	$683	$825
Mulatos [1]	$843	$748	$869	$703
El Chanate	$994	$816	$808	$669
All-in sustaining costs per ounce of gold sold [2],[3]				
Young-Davidson	$980	$911	$986	$1,073
Mulatos [1]	$958	$934	$1,047	$917
El Chanate	$1,009	$1,347	$978	$1,102
Capital expenditures *(growth and sustaining)* [2] *(in millions)*				
Young-Davidson	$26.4	$22.9	$108.1	$137.2
Mulatos [1],[4]	$8.8	$17.2	$45.0	$51.9
El Chanate	$0.2	$8.7	$13.7	$29.6
Other	$5.3	$9.8	$23.0	$22.0

(1) Financial results from Mulatos are included in Alamos' consolidated financial statements for the period subsequent to July 2, 2015. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and in the associated Management's Discussion and Analysis for a description and calculation of these measures.

(3) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(4) Includes capitalized exploration.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

	2016 Guidance				
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production *(000's ounces)*	170-180	140-150	60-70	—	**370-400**
Total cash costs *($ per ounce)*[1]	$600	$850	$1,100	—	**$800**
All-in sustaining costs *($ per ounce)*[1][3]	$825	$925	$1,100	—	**$975**
Capital expenditures *(in millions)*					
Sustaining capital[1]	$40-45	$10-15	$1	—	**$51-61**
Growth capital[1] [2]	$45-50	$15-20	—	$27	**$87-97**
Total capital expenditures	$85-95	$25-35	$1	$27	**$138-$158**

[1] Refer to the "Cautionary non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description of these measures.

[2] Capitalized exploration classified as development

[3] Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

The Company's core focus in 2016 is on continuing the underground ramp up at Young-Davidson and development of the Cerro Pelon and La Yaqui deposits at Mulatos. The Company expects to produce between 370,000 and 400,000 ounces of gold in 2016 at substantially lower costs and capital spending levels than in 2015. All-in sustaining costs are expected to decrease 11% to $975 per ounce, driven by a 16%, or $160 per ounce decrease at Young-Davidson. Total capital spending for the Company's operating assets is also expected to decrease to between $111 and $131 million, down 20% from 2015. Given the decrease in costs and capital spending, the Company expects each operation to self-finance its sustaining and growth capital and exploration spending at a gold price of $1,100 per ounce.

Underground mining rates at Young-Davidson averaged 5,900 TPD in the fourth quarter of 2015 and the mine remains on track to achieve the 2016 year-end target rate of 7,000 TPD, with the second half of 2016 expected to see more significant improvements in mining rates. Underground unit mining costs are expected to continue to trend lower, reflecting ongoing productivity improvements, economies of scale and a weaker Canadian dollar. These are expected to drive total cash costs lower to $600 per ounce of gold sold. Further, with a focus on margin expansion, the Company has accelerated the transition to 100% owner underground development, which is expected to have an immediate impact, reducing per metre development costs. All-in sustaining costs are expected to decrease to $825 per ounce, a 16% or $160 per ounce decline from 2015.

Capital spending at Young-Davidson is expected to be between $85 and $95 million in 2016, including $40 to $45 million of sustaining capital. This represents a substantial decrease from 2015 levels despite the fact the Company is spending additional capital to accelerate the transition to underground owner development. Capital spending will be focused on development of the upper and lower mine, commissioning the MCM shaft and completing the lower leg of the Northgate shaft. Approximately 65% of the full year capital budget will be spent over the first six months given the timing of equipment purchases to transition to owner development. The Company expects a similar rate of capital spending until the ramp up of the underground mining rates to 8,000 tpd has been achieved in mid-2017, after which the combination of higher production, lower costs and lower capital spending is expected to drive significant free cash flow growth.

At Mulatos, the open pit heap leach operation is expected to supply approximately 80% of production in 2016. In addition, ongoing operational improvements and a renegotiated mining contract are contributing to reduced operating costs, with 2016 AISC expected to be over $100 per ounce lower than 2015 levels. A key focus at Mulatos is on expanding and developing the higher grade La Yaqui and Cerro Pelon projects, which are substantially lower cost operations. La Yaqui is expected to start contributing production and will drive costs lower in mid-2017. Both projects continue to advance with the environmental impact assessment ("EIA") for La Yaqui expected to be submitted by the end of first quarter of 2016. The EIA submission for Cerro Pelon is expected to follow by the end of the third quarter of 2016.

The La Yaqui and Cerro Pelon deposits are among the highest priority exploration targets for Alamos with results from the 2015 drilling activities increasing mineral reserves and resources at both deposits. Given their low cost profile, any expansion of these deposits is expected to have a significant positive impact on profitability at Mulatos. Approximately $8 million has been budgeted for exploration on these deposits in 2016.

El Chanate is a mature operation that was successful in generating positive free cash flow in 2015. The focus in 2016 and beyond will be on continuing to generate positive free cash flow. Given the long leach cycle at El Chanate, approximately 100,000 recoverable ounces have built up in leach pad inventory. These ounces are expected to be recovered at low costs once mining ceases at the operation, providing significant free cash flow.

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Capital spending on the Company's development projects has been scaled back significantly in 2016 and will be focused on the highest priority targets. This includes completing the permitting process at Kirazlı and advancing Lynn Lake towards a feasibility study. The Company does not anticipate spending significant capital on these projects until the ramp up at Young-Davidson and development of La Yaqui and Cerro Pelon has been completed and both operations are generating substantial free cash flow. Development spending and activities at the Esperanza and Quartz Mountain projects have been significantly reduced.

The Company's cash position and balance sheet remain strong, with approximately $290 million in cash and cash equivalents and available-for-sale securities. In 2016, Young-Davidson and Mulatos are expected to self-finance their growth at an $1,100 gold price, with significant site free cash flow growth expected in 2017 through the combination of lower costs and capital spending.

Fourth Quarter and Full Year 2015 Results

Young-Davidson Operational and Financial Review

	Three months ended		Year ended	
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Underground Operations				
Tonnes of ore mined	543,825	380,922	1,851,492	1,288,295
Tonnes of ore mined per day	5,911	4,140	5,073	3,530
Average grade of gold (1)	2.58	3.05	2.67	3.07
Metres developed	3,769	3,438	14,586	14,024
Unit mining costs per tonne	$27	$39	$32	$42
Unit mining costs per tonne (CAD$)	$35	$44	$40	$47
Open Pit Operations				
Total tonnes mined	—	—	—	3,392,509
Tonnes of ore mined	—	—	—	1,343,083
Average grade of gold (1)	—	—	—	0.99
Tonnes stockpiled ahead of the mill	1,376,000	2,495,739	1,376,000	2,495,739
Average grade of gold (1)	0.82	0.75	0.82	0.75
Mill Operations				
Tonnes of ore processed	701,983	713,676	2,753,893	2,812,954
Tonnes of ore processed per day	7,630	7,757	7,545	7,707
Average grade of gold (1)	2.17	1.97	2.02	1.97
Contained ounces milled	49,036	45,284	178,623	178,492
Average recovery rate	91%	88%	89%	88%
Gold production (ounces)	44,694	40,945	160,358	156,753
Gold sales (ounces)	41,509	42,143	157,161	161,591
Total cash costs per ounce of gold sold (2)	$617	$719	$683	$825
All-in sustaining costs per ounce of gold sold (2),(3)	$980	$911	$986	$1,073
Financial Review (in millions)				
Operating revenues	$46.2	$50.8	$182.1	$204.4
Earnings (loss) from operations	$5.7	$0.1	($326.5)	($31.5)
Cash flow from operating activities	$20.7	$32.0	$84.7	$63.0
Capital expenditures (sustaining) (2)	$14.7	$8.0	$47.0	$39.9
Capital expenditures (growth) (2)	$11.7	$14.9	$61.1	$97.3

(1) Grams per tonne.

(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and in the associated Management's Discussion and Analysis for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

Young-Davidson mined a record 543,825 tonnes of ore, or 5,911 TPD, from underground operations during the fourth quarter of 2015, at a grade of 2.58 grams per tonne of gold ("g/t Au"). For year ended December 31, 2015, ore mined from underground operations totaled 1,851,492 tonnes, or 5,073 TPD, at a grade of 2.67 g/t Au. Young-Davidson increased mining rates significantly in 2015 compared to 2014 levels due to planned productivity improvements and continued underground development. Mining rates in the fourth quarter of 2015 were 16% higher than the third quarter of 2015, and December averaged above 6,000 TPD. The Company expects to reach rates of 7,000 TPD by the end of 2016 and 8,000 TPD by the middle of 2017. Underground mined grades in 2015 were in line with the mine plan

5 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 6 | Alamos Gold Inc and showed a slightly positive reconciliation to the block model. Compared to 2014, mined grades were lower due to mine sequencing. At the end of December 2015, the Company had approximately 1.4 million tonnes of low grade open pit ore stockpiled ahead of the mill at an average grade of 0.82 g/t Au. Mill feed from the underground mine continues to be supplemented by the stockpiled open pit ore while underground mining levels ramp up to mill capacity. As underground mining rates continue to increase, this will supply an increasing portion of the mill feed driving the milled grade and gold production higher. During the fourth quarter of 2015, Young-Davidson processed 701,983 tonnes, or 7,630 TPD with grades averaging 2.17 g/t Au. Mill throughput was slightly lower than in the same period of 2014 due to scheduled maintenance in October, and grades were 10% higher as underground ore supplied a higher portion of the mill feed. For the year ended December 31, 2015, 2,753,893 tonnes or 7,545 TPD were processed at an average grade of 2.02 g/t Au. Tonnes processed were slightly lower than the same period of 2014 due to nine days of scheduled downtime for mill maintenance in the first quarter of 2015. Young-Davidson produced 44,694 ounces of gold during the fourth quarter of 2015, 9% higher than production in the same period of 2014 reflecting a higher portion of underground ore to the mill. For the year ended December 31, 2015, Young-Davidson produced 160,358 ounces of gold, consistent with 2014, and meeting the low-end of 2015 production guidance. Higher underground mill feed and recoveries were offset by lower underground grades in 2015 compared to 2014 due to mine sequencing. For the three months ended December 31, 2015, total cash costs per ounce of gold sold were $617, representing a 14% decrease from the same period of 2014. Year-to-date, total cash costs per ounce of gold sold were $683, representing a 17% decrease from the same period of 2014. The lower costs per ounce for the fourth quarter of 2015 and on a year-to-date basis were due to an increase in the underground contribution to overall production, lower unit underground mining costs, and the impact of a weakening Canadian dollar. Underground unit mining costs were $27 per tonne (CAD$35 per tonne) in the fourth quarter of 2015 which benefited from a nine month hydro rebate of $2 per tonne (CAD$3 per tonne) recorded in the fourth quarter. On a normalized basis, underground unit mining costs were $29 per tonne (CAD$38 per tonne) in the fourth quarter. Lower underground unit mining costs in the fourth quarter continue to reflect ongoing productivity improvements and the weaker Canadian dollar. Total cash costs at Young- Davidson are expected to decrease in the future as underground throughput continues to ramp up. In the fourth quarter of 2015, capital expenditures totaled $26.4 million and included spending on lateral development, the MCM shaft development, and underground equipment. Of the total expenditure, $14.7 million related to sustaining capital and $11.7 million related to growth capital. For the year ended December 31, 2015, capital expenditures totaled $108.1 million, of which $47.0 million was spent on sustaining capital and $61.1 million on growth capital. Capital expenditures in 2015 exceeded guidance given higher spending on major spare parts and the water treatment plant, as well as an increased usage of contractors for underground development which have a higher per metre cost. The Company expects to phase out the contractor in the second quarter of 2016.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Operational and Financial Review

	Three months ended		Year ended	
	December 31, 2015	December 31, 2014 (1)	December 31, 2015 (1)	December 31, 2014 (1)
Open Pit & Underground Operations (1)				
Tonnes of ore mined - open pit (2)	1,715,632	1,730,000	6,873,555	7,296,000
Total waste mined - open pit	1,822,666	1,054,000	7,678,864	4,588,000
Total tonnes mined - open pit	3,538,298	2,784,000	14,552,419	11,884,000
Waste-to-ore ratio	1.06	0.61	1.12	0.63
Tonnes of ore mined - underground	41,455	39,300	138,159	88,700
Crushing and Heap Leach Operations (1)				
Tonnes of ore crushed and placed on the heap leach pad	1,583,928	1,647,000	6,260,917	6,205,700
Average grade of gold processed (3)	0.94	0.90	0.87	0.98
Contained ounces stacked on the heap leach pad	47,715	47,700	174,316	196,000
Mill Operations				
Tonnes of high grade ore milled	40,512	39,300	110,136	88,700
Average grade of gold processed (3)	19.41	8.02	13.22	6.52
Contained ounces milled	25,214	10,100	46,744	18,600
Total contained ounces stacked and milled	72,929	57,800	221,060	214,600
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	57%	74%	63%	65%
Ore crushed per day (tonnes) - combined	17,700	18,300	17,500	17,200
Gold production (ounces)	41,830	42,500	140,330	140,500
Gold sales (ounces)	44,135	38,400	147,035	134,600
Total cash costs per ounce of gold sold (4)	$843	$748	$869	$703
All-in sustaining costs per ounce of gold sold (4),(5)	$958	$934	$1,047	$917
Financial Review *(in millions)* (1)				
Operating Revenues	$48.6	—	$81.9	—
Earnings (loss) from operations	$2.9	—	($1.9)	—
Cash flow from operating activities	$10.2	—	($0.7)	—
Capital expenditures (sustaining) (4)	$4.1	—	$8.4	—
Capital expenditures (growth) (4),(6)	$4.7	—	$9.9	—

(1) The financial results from Mulatos are included in Alamos' consolidated financial statements for the period subsequent to July 2, 2015 only.
(2) Includes ore stockpiled during the quarter.
(3) Grams per tonne.
(4) Refer to the "Cautionary non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and in the associated Management's Discussion and Analysis for a description and calculation of these measures.
(5) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
(6) Includes capitalized exploration.

In the fourth quarter of 2015, Mulatos produced 41,830 ounces of gold, 52% higher than in the third quarter of 2015 reflecting higher tonnes and grades stacked in the quarter, the recovery of deferred ounces from the seasonally weak third quarter, and improved high grade production.

Total crusher throughput averaged 17,700 TPD in the fourth quarter, slightly below plan. The grade of crushed ore stacked on the leach pad in the fourth quarter of 2015 was 0.94 g/t Au, higher than plan as the mine continued to benefit from positive grade reconciliation in the Mulatos pit. During the year ended December 31, 2015, the grade stacked averaged 0.87 g/t Au, above guidance of 0.80 g/t Au.

The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) in the fourth quarter was 57% compared to 74% in the fourth quarter of 2014, and below the annualized budget of 74%. The lower recovery reflected both higher grades stacked in the quarter and deferred processing of solution inventory following the rainy season.

Mill production increased in the fourth quarter reflecting higher grades processed and higher throughput. The mill processed approximately 450 TPD at average grades of 19.41 g/t Au in the fourth quarter of 2015, with grades processed higher than reserve grade as stockpiled high-grade ore from the underground was processed. At the end

7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

of December, the Company had stockpiles of approximately 50,000 tonnes of high grade ore from the San Carlos deposit that will be processed in 2016.

Total cash costs of $843 per ounce of gold sold in the fourth quarter of 2015 were higher than $748 per ounce reported in the fourth quarter of 2014 as a result of higher mining costs resulting from an increased strip ratio and longer haul distances. On a year-to-date basis, total cash costs were $869 per ounce of gold sold (including the first six months of production from prior ownership), in line with the annual guidance of $865 but higher than $703 achieved in 2014. The increase relative to the prior year is attributable to lower grades stacked, a higher waste-to-ore ratio and a higher cost per tonne of ore mined due to longer haul distances. AISC in the quarter were $958 per ounce of gold sold, which is 3% higher than the fourth quarter of 2014. AISC in the fourth quarter of 2015 benefited from stronger production and a further depreciation of the Mexican Peso. On a year-to-date basis, AISC of $1,047 per ounce of gold sold (including the first six months of production from prior ownership) were in line with guidance for the year.

El Chanate Operational and Financial Review

	Three months ended		Year ended	
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Open Pit Operations				
Total tonnes mined	8,436,186	8,243,372	31,672,788	34,073,324
Tonnes of ore mined	1,979,931	1,765,835	7,459,301	8,683,292
Capitalized stripping tonnes	—	4,752,524	7,511,788	14,582,767
Waste-to-ore ratio (operating)	3.3	1.0	2.2	1.2
Average grade of gold (1)	0.50	0.59	0.58	0.50
Crushing and Heap Leach Operations				
Tonnes of ore crushed stacked on the heap leach pad	1,618,684	1,532,859	6,124,837	6,788,223
Average grade of gold processed (1)	0.57	0.64	0.67	0.60
Tonnes of run-of-mine ore stacked on the heap leach pad	363,514	231,836	1,327,764	2,058,289
Average run-of mine grade of gold processed (1)	0.20	0.20	0.19	0.20
Total tonnes of ore processed	1,982,198	1,764,695	7,452,601	8,846,512
Average grade of gold processed (1)	0.50	0.58	0.58	0.50
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	21,500	19,200	20,400	24,200
Recovery ratio (ratio of ounces produced to contained ounces stacked)	57%	47%	57%	47%
Gold production (ounces)	18,210	15,638	79,312	67,279
Gold sales (ounces)	18,775	16,506	78,576	66,375
Total cash costs per ounce of gold sold (2)	$994	$816	$808	$669
All-in sustaining costs per ounce of gold sold (2),(3)	$1,009	$1,347	$978	$1,102
Financial Review *(in millions)* (1)				
Operating Revenues	$20.9	$19.7	$91.1	$83.9
Earnings (loss) from operations	($27.9)	($106.7)	($67.1)	($89.4)
Cash flow from operating activities	($7.2)	$3.2	$16.5	$12.5
Capital expenditures	$0.2	$8.7	$13.7	$29.6

(1) Grams per tonne.

(2) Refer to the "Non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release and in the associated Management's Discussion and Analysis for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3) For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

During the fourth quarter of 2015, El Chanate mined 1,979,931 tonnes of ore or 21,500 TPD, at an average grade of 0.50 g/t Au. The average daily mining rate improved by about 12% over the same period of 2014 as shorter haul distances and an increase equipment availability improved productivity. For the year ended December 31, 2015, 31,672,788 tonnes were mined, including 7,459,301 tonnes of ore at an average grade of 0.58 g/t Au. Compared to full year 2014, grades were 16% higher in 2015 and tonnes were 7% lower, both due to mine sequencing. Starting in the third quarter of 2015, the Company expensed all stripping costs at El Chanate, as incurred, given the Company has determined these costs are not recoverable. This increased the total cash costs per ounce but has no impact on all-in sustaining costs per ounce.

8 | Alamos Gold Inc

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 9 | Alamos Gold Inc El Chanate crushed and stacked 1,618,684 tonnes of open pit ore on the heap leach pad during the fourth quarter of 2015, at an average rate of 17,600 TPD compared to an average rate of 16,700 TPD in the same period of the prior year. El Chanate also stacked 363,514 tonnes of low grade run-of-mine ore on the heap leach pad. During the year ended December 31, 2015, the Company crushed and stacked 6,124,837 tonnes of ore at an average rate of 16,800 TPD, compared to the 18,600 TPD in the prior year as a result of mine sequencing. The grade of ore crushed and stacked averaged 0.57 g/t Au during the fourth quarter compared to an average grade of 0.64 g/t Au in the same period of the prior year. Ore crushed and stacked in 2015 averaged 0.67 g/t Au compared to an average grade of 0.60 g/t Au in 2014. During the fourth quarter, El Chanate produced 18,210 ounces of gold, bringing 2015 production to 79,312 ounces of gold. This compares to production of 15,638 ounces and 67,279 ounces of gold in the same periods of 2014. Higher production in 2015 is attributed to higher grades and improved recoveries from the leach pad, partially offset by lower mining rates. Total cash costs per ounce of gold sold were $994 in the fourth quarter of 2015 (exclusive of NRV adjustments), an increase from previous quarters reflecting the fact that the Company now expenses stripping costs as incurred. The Company has determined these stripping costs are not recoverable, whereas prior to the third quarter of 2015 these costs were capitalized. For the year ended December 31, 2015, total cash costs per ounce of gold sold were $808 (exclusive of NRV adjustments). The Company recorded a $20.9 million NRV adjustment, net of depreciation, in the fourth quarter of 2015. This was in addition to a $5.6 million NRV adjustment in the second quarter of 2015, net of depreciation. The NRV adjustment taken in the fourth quarter resulted from a third party specialist review of the recoverable ounces on the leach pad conducted during the fourth quarter. Based on this review, the Company updated the recovery assumption applied to material stacked on the leach pad, lowering the estimate of recoverable ounces on the leach pad from approximately 140,000 ounces to 100,000 ounces as at December 31, 2015. AISC (exclusive of NRV adjustments) of $1,009 per ounce of gold sold in the fourth quarter of 2015 decreased from $1,347 per ounce in the fourth quarter of 2014. AISC (exclusive of NRV adjustments) were $978 per ounce for the year ended December 31, 2015, in line with annual guidance of $950 - $1,050 per ounce. Capital expenditures in the fourth quarter of 2015 were $0.2 million, and for the year ended December 31, 2015 were $13.7 million, which mainly related to the capitalization of waste stripping costs during the first half of the year. Fourth Quarter and Full Year 2015 Development and Exploration Activities La Yaqui A total of 3,497 metres ("m") was drilled at La Yaqui during the fourth quarter of 2015 bringing the full year total to 17,518 m of which 13,872 m was exploration drilling. The 2015 exploration program yielded excellent results with step out drilling identifying a new zone of mineralization 500 m to the northeast of the current in-pit reserve mineralization and further mineralized intercepts encountered over an additional 750 m of strike length. Drilling throughout 2015 has indicated the existence of a large hydrothermal system in the Yaqui area with continuous alteration over a large area of approximately 1.5 kilometres ("km") by 1 km and ore-grade intercepts at distances of up to a 1.25 km from known in-pit mineralization. Preliminary metallurgical test work indicates mineralization is amenable to heap leaching. Drill results of the 2015 program at La Yaqui have been incorporated into the 2015 year end mineral reserve and resource statement. A system of this size will require systematic testing and infill drilling. Therefore, the 2016 program will be conducted in two phases. The first will be focused on ongoing exploration along the northwest-trending silica ridge. This will be followed by systematic delineation and definition drilling over portions of this approximately 1,000 m strike length with the aim of increasing mineral resources and reserves at La Yaqui. Approximately $5 million has been budgeted at La Yaqui for 2016. Cerro Pelon A total of 670 m of drilling was completed at Cerro Pelon during the fourth quarter of 2015 and 18,767 m for the full year. The aim of the 2015 program was to test continuation of mineralization to the north of the current pit. The program was successful in delineating a new zone of mineralization approximately 100 m to the north of the reserve mineralization and outside previously designed pit limits. Excellent drill results were obtained with several intercepts averaging well above the current mineral reserve grade.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 10 | Alamos Gold Inc In addition to drilling, significant mapping and sampling has been conducted over a large area around the reserve mineralization. Combined results from all programs indicate that gold mineralization at Cerro Pelon is associated with quartz-alunite alteration, brecciation and structures. Recent mapping and drilling is helping to further refine the Company's understanding of the controls on mineralization at Cerro Pelon. Results to date have indicated that favorable geology for hosting mineralization exists to the north beneath a massive silica cap. Preliminary metallurgical test work indicates mineralization is amenable to heap leaching. The focus of the 2016 exploration program is to drill test an additional 500-800 m to the north with an expected budget of $3.0 million. Mulatos District In addition to drilling, mapping and sampling was continued over the larger Mulatos district and a ground magnetics survey was commenced over the Cerro Pelon and La Yaqui areas. Turkey The Company is in receipt of approved Environmental Impact Assessments ("EIA") granted by the Turkish Ministry of the Environment and Urbanization's (the "Ministry") for both the Ağı Dağı and Kirazlı gold projects. The Company is currently applying for the forestry and operating permits which are required prior to construction, and remains confident that these permits will be granted. For the year ended December 31, 2015, through the period of ownership, total development expenditures in Turkey were $0.5 million. Lynn Lake On January 7, 2016, the Company closed the acquisition of Carlisle, the joint-venture partner on the Lynn Lake Project. The acquisition allowed the Company to consolidate 100% ownership of the Lynn Lake Project, thereby giving the Company full control of the project timeline and spending. For the three months and year ended December 31, 2015, the Company spent $1.5 million and $8.6 million, respectively. In 2016, the Company plans on spending $8 million at Lynn Lake, with the majority of work focused on advancing a feasibility study on the project. Esperanza The Company capitalized $1.0 million at Esperanza in the fourth quarter of 2015. These development costs were primarily related to the collection of baseline study data to support resubmission of an EIA. Quartz Mountain In the fourth quarter of 2015, the Company invested $0.8 million at Quartz Mountain, which was expensed. During the quarter detailed mapping and sampling was carried on out other prospects in the claim group. First pass soil sampling and mapping was also conducted on the Coal Canyon project in Nevada with encouraging results. Exploration spending is expected to continue with follow-up work on all these prospects in the first quarter of 2016. Review of Fourth Quarter Financial Results During the fourth quarter of 2015, the Company sold 104,419 ounces of gold for proceeds of $115.7 million, a 64% increase compared to the fourth quarter of 2014. The majority of the increase is due the inclusion of sales from Mulatos effective July 2, 2015. The increase in gold ounces sold was offset by a decrease in the average realized gold price for the quarter. The decrease in realized gold price negatively impacted revenue by $5.5 million as the price per ounce decreased from $1,202 to $1,109. Mining and processing costs increased to $98.8 million in the fourth quarter of 2015 from $56.4 million in the fourth quarter of 2014 largely reflecting the inclusion of operating costs from Mulatos and the NRV adjustment recorded at El Chanate, net of amortization, of $20.9 million. The NRV adjustment taken in the fourth quarter resulted from a third party specialist review of the recoverable ounces on the leach pad conducted during the fourth quarter. As a result of this review, the Company updated the recovery assumption applied to material stacked on the leach pad, lowering the estimate of recoverable ounces on the leach pad from approximately 140,000 ounces to 100,000 ounces as at December 31, 2015. Consolidated total cash costs for the quarter were $780 per ounce of gold sold (excluding NRV adjustments), compared to $746 per ounce in the prior year period, and in line with guidance. The increase from the prior year is due to the fact that the Company now expenses stripping costs at El Chanate as incurred, given the Company has determined these costs are not recoverable, as well as the inclusion of operating costs from Mulatos in 2015 which were higher in the fourth quarter. This was offset by the cost benefit of the continued depreciation of both the Canadian dollar and Mexican Peso compared to the US dollar.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 11 | Alamos Gold Inc In the fourth quarter of 2015, AISC per ounce of gold sold decreased by $52 to $1,073, as compared to $1,125 in the fourth quarter of 2014. This decrease was primarily due to lower capital expenditures at Young-Davidson, and the continued weakening of operating currencies at each of the mines. Royalty expense for the quarter was $3.6 million, an increase from the fourth quarter of 2014, due to third party royalties at Mulatos and the new 1.5% royalty at Young-Davidson, which were not included in the prior year results. Amortization increased from $30.1 million in the fourth quarter of 2014 to $37.5 million in the fourth quarter of 2015, reflecting the inclusion of Mulatos and the El Chanate NRV amortization adjustment of $4.6 million. Amortization per ounce sold was $299 per ounce (net of the NRV adjustment) compared to $343 per ounce in 2014, due to lower amortization per ounce attributable to Mulatos, and impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods. Corporate and administration expenses increased in the quarter by $2.7 million to $6.5 million as a result of growth of the Company following the merger in July 2015. Corporate and administration expenditures are anticipated to trend lower as merger synergies are realized, with 2016 corporate and administrative costs budgeted to be $16 million, a significant reduction from 2015 levels. The Company recognized a loss from operations of $55.5 million in the fourth quarter of 2015, compared to a loss from operations of $112.9 million in the same period of 2014. The loss from operations in the current quarter includes an impairment charge of $17.6 million relating to the Company`s joint venture interest in the Orion project in Mexico. During the quarter, the Company determined that it did not intend to proceed with further exploration at the Orion project, and as a result, has written off the historical carrying value of the project of $17.6 million which was originally allocated in 2012 following the sale of the Ocampo asset and 50% of the Orion project to Minera Frisco. The higher loss from operations in the prior year was driven by an impairment charge recorded to El Chanate`s mineral property, plant and equipment in the fourth quarter of 2014. The Company reported a net loss of $60.5 million in the fourth quarter of 2015, compared to a net loss of $108.2 million in Q4 2014. The net loss in the current quarter was due to the reasons previously stated, as well as foreign exchange losses. Review of 2015 Year End Financial Results During 2015, the Company sold 309,468 ounces of gold compared to sales of 227,966 ounces in 2014 (excluding ounces sold from Mulatos prior to July 2, 2015). The increase in ounces sold is primarily due to the inclusion of post- merger gold sales at Mulatos of 73,731 ounces in the second half of the year. This increase was offset by a lower average realized price for gold, as the average price per ounce decreased from $1,265 to $1,148. During 2015, total cash costs were $766 per ounce of gold sold (exclusive of NRV adjustments), consistent with the prior year at $779 per ounce of gold sold (exclusive of NRV adjustments) and in line with the Company`s guidance. Mining and processing costs increased to $259.2 million from $195.6 million due to the inclusion of Mulatos in the second half of the year, which added $61.8 million to operating costs for the period of ownership. In addition, the Company recorded $29.4 million of NRV adjustments related to Young-Davidson and El Chanate. During 2015, consolidated AISC per ounce of gold sold were $1,091 (exclusive of NRV adjustments), representing a 9% improvement over all-in sustaining costs per gold ounce of $1,195 (exclusive of NRV adjustments) in 2014. The decrease was due to lower capital expenditures at Young-Davidson and a decline in corporate and administrative expenses on a per ounce basis. Royalty expense for the period was $7.3 million, an increase from 2014, due to a third party royalty at Mulatos and the new 1.5% royalty at Young-Davidson which were not included in 2014. Amortization decreased from $121.5 million to $117.5 million in 2015. Amortization per ounce decreased significantly due to lower amortization per ounce attributable to Mulatos and impairment charges at El Chanate in 2014, as well as impairment charges at El Chanate and Young-Davidson in the second quarter of 2015, which had the impact of lowering amortization expense throughout the remainder of 2015. Offsetting the decrease, was an inventory NRV adjustment of $7.8 million relating to amortization that was charged to El Chanate and Young-Davidson. The Company recognized a loss from operations of $492.6 million in 2015, compared to a loss from operations of $148.7 million in 2014. This was primarily a result of impairment charges of $389.3 million at Young-Davidson, El Chanate, and the Orion joint venture project, the loss on revaluation of assets distributed to AuRico Metals Inc. of $40.1 million, and inventory NRV adjustments of $37.2 in 2015. In addition, the Company incurred approximately $20.0 million in costs incurred related to the merger.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 12 | Alamos Gold Inc For the year ended December 31, 2015, the Company recorded a net loss of $508.9 million compared to a net loss of $169.6 million in 2014. The higher net loss in 2015 was primarily attributable to the impairment and NRV adjustments referenced previously. 2016 El Chanate Gold Sales In 2016, gold prices have increased sharply to $1,253 per ounce as at March 22, 2016. With the rising gold price environment, the Company has executed on a price protection strategy for production from its El Chanate mine, which represents less than 20% of consolidated production. Given the higher cost structure at El Chanate, the Company's objective was to lock in positive free cash flow for the mine as gold prices rose above $1,100 through a combination of forward sales and option contracts (collars). To date in 2016, the Company sold 17,000 ounces at an average realized price of $1,118 per ounce. In addition, the Company has collar contracts totaling 50,750 ounces which are scheduled to settle throughout the remainder of the year. The collar contracts ensure a minimum average realized gold price of $1,140 per ounce, and a maximum gold price of $1,274 per ounce, regardless of the movement in gold prices during the remainder of 2016. The Company does not have any other material contracts outstanding relating to Mulatos or Young-Davidson. As a result of the outstanding collar contracts at El Chanate, the Company may realize a lower average price than the average London fix price. Amended Credit Facility During the year ended December 31, 2015, the Company had access to a $150.0 million revolving credit facility that carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. No amounts were drawn on the facility during the year ended December 31, 2015. On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility resulted in a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears interest at a rate of LIBOR plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement. The Facility is secured by a first-ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.00:1.00 and (b) a maximum net leverage ratio of 3.5:1.0. As at March 22, 2016, the Company has not drawn any funds under the Facility. Associated Documents This press release should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2015 and December 31, 2014 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Reminder of Fourth Quarter and Year-End 2015 Results Conference Call The Company's senior management will host a conference call on Thursday, March 24, 2016 at 12:00 pm ET to discuss the fourth quarter and year-end 2015 financial results and provide an update on operating, exploration, and development activities. Participants may join the conference call by dialling (416) 340-2216 or (866) 223-7781 for calls within Canada and the United States, or via webcast at www.alamosgold.com. A playback will be available until April 7, 2016 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 4023811. The webcast will be archived at www.alamosgold.com. Qualified Persons Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101"). Information pertaining to the Mulatos District exploration program has been reviewed and approved by Alamos' Vice President, Exploration, Aoife McGrath, M.Sc., M.AIG, a Qualified Persons within the meaning of NI 43-101.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 13 | Alamos Gold Inc About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice-President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Alamos, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s most recent Annual Information Form, dated March 22, 2016; and, (ii) the joint management information circular of AuRico and Former Alamos dated May 22, 2015, under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 14 | Alamos Gold Inc Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources Cautionary non-GAAP Measures and Additional GAAP Measures Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non- GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce”, “total cash costs per ounce” and “all-in sustaining costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “All-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects. For a reconciliation of non-GAAP and GAAP measures, please refer to Alamos’ Management Discussion and Analysis dated March 22, 2016, for the year ended December 31, 2015, as filed on SEDAR.com and the Company’s website.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows

ALAMOS GOLD INC.

(Formerly AuRico Gold Inc.)

Consolidated Statements of Financial Position

(Unaudited - stated in millions of United States dollars)

	December 31, 2015	December 31, 2014
ASSETS		
Current Assets		
Cash and cash equivalents	$282.9	$89.0
Available-for-sale securities	6.7	–
Amounts receivable	44.0	14.1
Income taxes receivable	14.7	5.2
Inventory	126.1	73.1
Other current assets	8.8	2.6
Total Current Assets	483.2	184.0
Non-Current Assets		
Long-term inventory	70.1	103.2
Mineral property, plant and equipment	1,859.2	1,638.7
Goodwill	–	241.7
Other non-current assets	49.7	114.2
Total Assets	**$2,462.2**	**$2,281.8**
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$94.6	$45.7
Current portion of equipment financing obligations	5.3	6.3
Total Current Liabilities	99.9	52.0
Non-Current Liabilities		
Deferred income taxes	284.1	260.9
Decommissioning liability	37.2	28.8
Debt and equipment financing obligations	315.0	308.1
Other non-current liabilities	1.8	0.7
Total Liabilities	738.0	650.5
EQUITY		
Share capital	$2,773.7	$2,030.0
Contributed surplus	69.2	62.3
Accumulated other comprehensive loss	(4.4)	(0.2)
Deficit	(1,114.3)	(460.8)
Total Equity	1,724.2	1,631.3
Total Liabilities and Equity	**$2,462.2**	**$2,281.8**

15 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.

(Formerly AuRico Gold Inc.)

Consolidated Statements of Comprehensive Loss

(Unaudited - stated in millions of United States dollars, except per share amounts)

	For the three month periods ended		For the twelve month periods ended	
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
OPERATING REVENUES	$115.7	$70.5	$355.1	$288.3
MINE OPERATING COSTS				
Mining and processing	98.8	56.4	259.2	195.6
Royalties	3.6	0.4	7.3	1.4
Amortization	37.5	30.1	117.5	121.5
LOSS FROM MINE OPERATIONS	**(24.2)**	**(16.4)**	**(28.9)**	**(30.2)**
EXPENSES				
Exploration	6.0	–	9.4	1.0
Corporate and administrative	6.5	3.8	19.8	18.7
Share-based compensation	1.2	1.5	5.1	7.2
Revaluation of assets distributed	–	–	40.1	–
Impairment charges	17.6	91.0	389.3	91.6
LOSS FROM OPERATIONS	**(55.5)**	**(112.7)**	**(492.6)**	**(148.7)**
OTHER EXPENSES				
Finance expense	(6.8)	(5.2)	(24.2)	(19.9)
Foreign exchange loss	(5.1)	(2.9)	(19.0)	(6.6)
Other loss	(10.3)	(4.8)	(22.9)	(23.4)
LOSS BEFORE INCOME TAXES	**(77.7)**	**(125.6)**	**(558.7)**	**(198.6)**
INCOME TAXES				
Current income tax (expense) recovery	(1.6)	3.1	(2.8)	2.7
Deferred income tax recovery	18.8	14.3	52.6	26.3
NET LOSS	**($60.5)**	**($108.2)**	**($508.9)**	**($169.6)**
Other comprehensive (loss) income to be reclassified to				
- Unrealized (loss) gain on available-for-sale securities (net of tax $nil)	(0.6)	–	(4.2)	2.5
- Reclassification of realized losses on available-for-sale securities included in earnings	–	–	–	2.5
Total other comprehensive loss	**($0.6)**	**–**	**($4.2)**	**$5.0**
COMPREHENSIVE LOSS	**($61.1)**	**($108.2)**	**($513.1)**	**($164.6)**
LOSS PER SHARE FOR THE PERIOD				
– basic	**($0.24)**	**($0.86)**	**($2.62)**	**($1.35)**
– diluted	**($0.24)**	**($0.86)**	**($2.62)**	**($1.35)**
Weighted average number of common shares outstanding (000's)				
- basic	255,858	125,972	194,121	125,590
- diluted	255,858	125,972	194,121	125,590

16 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.

(Formerly AuRico Gold Inc.)

Consolidated Statements of Cash Flows

(Unaudited - stated in millions of United States dollars)

	For the three month periods ended		For the twelve month periods ended	
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Loss for the period	($60.5)	($108.2)	($508.9)	($169.6)
Adjustments for items not involving cash:				
Amortization	37.5	30.1	117.5	121.5
Foreign exchange loss	3.6	2.9	14.0	6.6
Current income tax expense (recovery)	1.6	(3.1)	2.8	(2.7)
Deferred income tax recovery	(18.8)	(14.3)	(52.6)	(26.3)
Share-based compensation	1.2	1.5	8.3	7.2
Revaluation of assets distributed	–	–	40.1	–
Impairment charges	17.6	91.0	389.3	91.6
Finance expenses	6.8	5.2	24.2	19.9
Other non-cash items	28.0	23.4	30.6	42.4
Changes in non-cash working capital	6.3	1.0	(5.3)	(11.2)
Income taxes paid	–	(0.9)	–	(2.0)
	$23.3	**$28.6**	**$60.0**	**$77.4**
INVESTING ACTIVITIES				
Mineral property, plant and equipment	(40.7)	(41.4)	(163.1)	(188.8)
(Purchase) sale of available-for-sale securities	–	(0.1)	(4.3)	23.2
Cash received on completion of the merger	–	–	249.1	–
Investment in associate	–	(5.7)	–	(5.7)
Proceeds from retained interest royalty	–	–	16.7	2.5
(Increase) decrease in restricted cash	–	8.9	(0.5)	14.8
Proceeds received on transfer of litigation claim	–	–	–	3.2
	($40.7)	**($38.3)**	**$97.9**	**($150.8)**
FINANCING ACTIVITIES				
Repayment of debt and equipment financing obligations	(2.0)	(1.7)	(7.5)	(254.2)
Proceeds from debt and equipment financing obligations	–	1.5	–	310.0
Interest paid	(12.2)	(0.1)	(24.4)	(17.0)
Payment of financing fees on debt		–	–	(7.8)
Proceeds received from private placement	–	–	83.3	–
Proceeds received from the exercise of stock options	–	–	0.7	–
Dividends paid	(2.6)	(0.5)	(10.6)	(14.4)
Cash transferred to AuRico Metals	–	–	(20.0)	–
Proceeds from issuance of flow-through shares	3.6	–	18.9	4.6
	($13.2)	**($0.8)**	**$40.4**	**$21.2**
Effect of exchange rates on cash and cash equivalents	(0.1)	(0.7)	(4.4)	(1.5)
Net increase/(decrease) in cash and cash equivalents	**($30.7)**	**($11.2)**	**$193.9**	**($53.7)**
Cash and cash equivalents - beginning of year	313.6	100.2	89.0	142.7
CASH AND CASH EQUIVALENTS - END OF YEAR	**$282.9**	**$89.0**	**$282.9**	**$89.0**

17 | Alamos Gold Inc